Exhibit 99.11

Ref.:  1772.17215

March 24, 2009

Penn West Petroleum Ltd.,

Administrator of Penn West Energy Trust

200, 207 – 9th Avenue SW

Calgary, AB   T2P 1K3

Re:                 Engineer’s Letter of Consent - Penn West Energy Trust (“Penn West”)

Dear Sir/Madam:

We refer to our report dated February 9, 2009 and effective as of December 31, 2008, evaluating the crude oil, natural gas and natural gas liquids reserves and the net present value of future net revenue attributable to certain of the oil and natural gas assets of Penn West Energy Trust (“Penn West”) effective as at December 31, 2008 (the “Report”).

We hereby consent to the use of our name and to the use of our Report in Penn West’s:

(i) Annual Report (Form 40-F) for the year ended December 31, 2008;

(ii) Registration Statement on Form F-3;

(iii) press release regarding 2008 year-end results;

(iv) Annual Information Form for the year ended December 31, 2008, including but not limited to, disclosures in accordance with National Instrument 51-101; and

(v) Supplementary Oil and Gas Information (SFAS 69)

(collectively, the “Disclosure Documents”).

We have read the Disclosure Documents and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Report, or that is within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,
SPROULE ASSOCIATES LIMITED

(signed) “Robert N. Johnson”

Robert N. Johnson, P. Eng.
Vice President, Engineering

(signed) Harry J. Helwerda”

Harry J. Helwerda, P. Eng.
Executive Vice President

Dated effective as of February 18, 2009
Signed on March 24, 2009

Calgary, Alberta

CANADA